Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Six Months
Ended June
30, 2019
Earnings (Loss)
Earnings before provision for income taxes and minority interest	$ 561,157
Fixed charges	26,326
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	-
Earnings as adjusted	$ 587,483

Fixed Charges
Interest expense	$ 26,250
Portion of rental expense representative of the interest factor	76
Total fixed charges	$ 26,326

Ratio of earnings to fixed charges	22.32